                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year end December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________to ___________

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                         Commission file number 1-9620


                                 AMAX GOLD INC.

             (Exact name of registrant as specified in its charter)


               Delaware                                06-1199974
- --------------------------------------  ---------------------------------------
    (State or other jurisdiction of        (IRS Employers Identification No.)
    incorporation or organization)


   9100 East Mineral Circle, Englewood, Colorado               80155
- ----------------------------------------------------   ------------------------
      (Address of principal executive offices)               (Zip Code)

  Registrant's telephone number, including area code       (303) 643-5500
                                                       ------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS



To The Participants and Administrator of the
Thrift Plan for Employees of
 Amax Gold Inc. and Its Subsidiaries


In our opinion, the accompanying statements of net assets available for benefits with Fund Information and the related statement of changes in net assets available for benefits with Fund Information present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Denver, Colorado


June 26, 1996

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               December 31, 1995




                                             Common     Partici-    Prime   New America  Capital     Equity
                                              Stock       pant     Reserve    Growth    Apprecia-    Index    International
                                Total         Fund       Loans      Fund       Fund     tion Fund     Fund      Stock Fund
                             ------------  ----------  --------   --------  ----------  ---------  ---------  -------------


ASSETS

Investments:
 Amax Gold Inc.
  common stock                $ 1,511,615  $1,511,615  $      -    $     -  $        -   $      -  $        -      $      -
 Mutual funds                  10,760,774           -         -     12,811   1,779,471    243,545   2,081,718       353,490
 Participant loans                646,077           -   646,077          -           -          -           -             -

Receivables:
 Interest                           3,515         272         -          -         291         80         386            93
 Participant
  contributions and
  loan repayments                 104,501       2,320   (17,997)    15,121      17,988      4,638      19,879         5,977
 Employer contributions            51,093      51,093         -          -           -          -           -             -
                               ----------   ---------   -------     ------   ---------    -------   ---------       -------

Total assets                   13,077,575   1,565,300   628,080     27,932   1,797,750    248,263   2,101,983       359,560
                               ----------   ---------   -------     ------   ---------    -------   ---------       -------

LIABILITIES                             -           -         -          -           -          -           -             -
                               ----------   ---------   -------     ------   ---------    -------   ---------       -------
Net assets available
 for benefits                 $13,077,575  $1,565,300  $628,080    $27,932  $1,797,750   $248,263  $2,101,983      $359,560
                               ==========   =========   =======     ======   =========    =======   =========       =======


                               Spectrum      Stable
                                Income       Value
                                 Fund        Fund
                               --------    ----------


ASSETS

Investments:
 Amax Gold Inc.
  common stock               $        -    $        -
 Mutual funds                   853,553     5,436,186
 Participant loans                    -             -

Receivables:
 Interest                           241         2,152
 Participant
  contributions and
  loan repayments                 8,744        47,831
 Employer contributions               -             -
                                -------     ---------

Total assets                    862,538     5,486,169
                                -------     ---------

LIABILITIES                           -             -
                                -------     ---------

Net assets available
 for benefits                  $862,538    $5,486,169
                                =======     =========





        The accompanying notes are an integral part of these statements.

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               December 31, 1994




                                           Common   Partici-    Prime   New America   Capital       Equity
                                           Stock      pant     Reserve    Growth     Apprecia-      Index     International
                                Total       Fund     Loans      Fund       Fund      tion Fund       Fund       Stock Fund
                             -----------  --------  --------  --------  -----------  ----------    ---------  -------------


ASSETS

Investments:
 Amax Gold Inc.
  common stock               $   732,100  $732,100  $      -  $      -  $         -  $        -   $        -       $      -
 Mutual funds                  9,461,284         -         -     8,201    1,176,666      90,154    1,704,275        230,262
 Participant loans               863,446         -   863,446         -            -           -            -              -

Receivables:
 Interest                          4,098       486         -         -          405          29          798             98
 Participant
  contributions and
  loan repayments                102,731     4,055         -       501       13,211       1,567       18,347          4,982
 Employer contributions           43,429    43,429         -         -            -           -            -              -
                              ----------   -------   -------   -------   ----------     -------    ---------        -------

Total assets                  11,207,088   780,070   863,446     8,702   1,190,282       91,750    1,723,420        235,342
                              ----------   -------   -------   -------   ---------      -------    ---------        -------

LIABILITIES                            -         -         -         -           -            -            -              -
                              ----------   -------   -------   -------   ---------      -------    ---------        -------

Net assets available
 for benefits                $11,207,088  $780,070  $863,446  $  8,702  $1,190,282     $ 91,750   $1,723,420       $235,342
                              ==========   =======   =======   =======   =========      =======    =========        =======


                               Spectrum       Stable
                                Income        Value
                                 Fund         Fund
                              ---------    ----------


ASSETS

Investments:
 Amax Gold Inc.
  common stock                 $      -    $        -
 Mutual funds                   832,116     5,419,610
 Participant loans                    -             -

Receivables:
 Interest                           278         2,004
 Participant
  contributions and
  loan repayments                 9,850        50,218
 Employer contributions               -             -
                               --------     ---------

Total assets                    842,244     5,471,832
                                -------     ---------

LIABILITIES                           -             -
                                -------     ---------

Net assets available
 for benefits                  $842,244    $5,471,832
                                =======     =========




        The accompanying notes are an integral part of these statements.

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          Year Ended December 31, 1995

                                                                                     New
                                                Common      Partici-    Prime       America    Capital       Equity      Interna-
                                                Stock        pant      Reserve      Growth     Apprecia-      Index        tional
                                 Total          Fund         Loans      Fund         Fund      tion Fund       Fund      Stock Fund
                               ----------    ----------     --------   --------    ---------   ----------    ---------   ----------

Investment Income:
 Interest and dividends       $   594,926     $       -   $        -  $     467   $   84,873  $    18,436   $   83,736  $    10,276
 Net realized gain (loss) on
  investments                      84,625       (22,040)           -          -       29,027        1,611       74,738       (3,430)
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments                   1,280,386       313,896            -          -      423,202       12,618      424,961       21,280
Employer contributions            567,736       567,736            -          -            -            -            -            -

Participant contributions
 and loan repayments            1,341,989        52,643     (366,571)    33,836      209,767       49,013      287,592       67,798

Transfers between Plan funds
 and loans                              -        70,893      288,232     (6,578)      31,888       79,049      (39,124)      53,401

Employee withdrawals           (1,999,175)     (197,898)    (157,027)    (8,495)    (171,289)      (4,214)    (453,340)     (25,107)
                               ----------      --------    ---------    -------    ---------     --------    ---------   ----------

Net increase (decrease)         1,870,487        785,230    (235,366)    19,230      607,468      156,513      378,563      124,218

Net assets available for
 benefits:
Beginning of year              11,207,088        780,070     863,446      8,702    1,190,282       91,750    1,723,420      235,342
                               ----------      ---------   ---------    -------    ---------     --------    ---------   ----------

End of year                   $13,077,575     $1,565,300  $   628,080  $  27,932  $1,797,750  $   248,263   $2,101,983  $   359,560
                               ==========      =========   ==========   ========   =========   ==========    =========   ==========


                                        Spectrum       Stable
                                         Income        Value
                                          Fund          Fund
                                       ----------     ---------
Investment Income:
 Interest and dividends                 $  61,154    $  335,984
 Net realized gain (loss) on
  investments                               4,719             -
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments                              84,429             -
Employer contributions                          -             -

Participant contributions
 and loan repayments                      121,294       886,617

Transfers between Plan funds
 and loans                                (66,081)     (411,680)

Employee withdrawals                     (185,221)     (796,584)
                                         --------     ---------

Net increase (decrease)                    20,294        14,337

Net assets available for
 benefits:
Beginning of year                         842,244     5,471,832
                                          -------     ---------

End of year                              $862,538    $5,486,169
                                          =======     =========




        The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

The following description of the Thrift Plan for Employees of Amax Gold Inc.
and Its Subsidiaries (the "Plan") provides only general information. Refer to the Plan document for a more complete description of the Plan's provisions. Cyprus Minerals Company ("Cyprus") and Amax Inc. merged on November 15, 1993, forming Cyprus Amax Minerals Company ("Cyprus Amax"). Prior to the merger, Amax Gold Inc. ("Amax Gold" or the "Company") participated in the Amax Inc. Thrift Plan for Salaried Employees (the "Amax Plan"). Effective November 15, 1993, the Amax Plan was divided into two separate plans covering the employees of Amax Gold and the former Amax Inc. Based on balances attributable to the Amax Gold employees at the date of the merger, $11,835,048 was allocated to the Plan from the Amax Plan, which amount, net of investment income and Plan activity for the period from November 15, 1993, was received by the Trustee in April 1994.

General
The Plan is a defined contribution plan maintained by the Company for salaried employees ("Eligible Employees" or "Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration
The Plan is administered by the Benefits Committee, which is comprised of five Amax Gold officers. Internal costs to administer the Plan are paid by the Company. Other Plan administrative expenses are paid either by the Plan or by the Company. Administrative expenses paid by the Company during 1995 were approximately $20,000. There were no administrative expenses paid by the Plan during 1995.

Enrollment
Eligible employees can enroll in the Plan at any time.

Contributions
Effective April 1, 1994, participants can make contributions of up to 16 percent of basic compensation. Amax Gold contributes an amount equal to 75 percent of the first six percent of each Participant's contribution, which is invested 100 percent in Amax Gold common stock.

Participant rollover contributions are permitted at the discretion of the Committee provided all legal requirements are satisfied.

Vesting
Participants are immediately vested in their employee contributions and the earnings attributable to those contributions. All Participants are immediately 100 percent vested in the employer contributions to the Plan and the earnings attributable to those contributions.

Loans
Participants may borrow from their Plan accounts. Loans are in the form of cash and may not exceed 50 percent of a Participant's vested account balance or $50,000, reduced by the Participant's highest loan balance in the preceding twelve months. Participants are charged a reasonable rate of interest on outstanding loans as determined by the Benefits Committee. In general, loan terms may not exceed five years.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


Loan repayments are made through regular payroll deductions. A Participant may prepay all of the outstanding loan balance; however, partial prepayments are not allowed.

Distributions
Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan document.

Participant's Tax Status
Participant contributions to the Plan may be deferred, at the election of the Participant, for federal income tax purposes, subject to certain limitations. Employer contributions and all earnings under the Plan are deferred for federal income tax purposes. The amounts deferred under the Plan may become subject to federal income tax when withdrawn. Participants may also choose to make after-tax contributions to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis.

Valuation of Assets
Plan investments are valued at net asset value as determined by the Trustee, based on the quoted market prices of the underlying investments.

Participant loans are valued at principal amount, which approximates fair market value.

Transfers of assets into the Plan are shown at fair market value. The cost of investments sold or transferred is determined on a Participant level by the average cost method. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

3.  INVESTMENTS

Investment Options
Effective April 1, 1994, T. Rowe Price became the recordkeeper and Trustee of the Plan. Participants may elect to invest their contributions to the Plan in Amax Gold common stock or the following T. Rowe Price funds: a money market fund (Prime Reserve Fund); a bond fund (Spectrum Income Fund); a portfolio of guaranteed investment contracts, bank investment contracts and structured investment contracts (Stable Value Fund); and four equity funds (New America Growth Fund, Capital Appreciation Fund, Equity Index Fund and International Stock Fund).

As of December 31, 1995, the number of Participants who held assets in the various investment options were as follows: 386 in Amax Gold common stock, 28 in the Prime Reserve Fund, 198 in the New America Growth Fund, 62 in the Capital Appreciation Fund, 208 in the Equity Index Fund, 272 in the Stable Value Fund, 67 in the International Stock Fund and 168 in the Spectrum Income Fund.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


Investments Held
Investments held by the Trustee as of December 31, 1995 and 1994, consisted of the following:

                                                  Cost           Fair Value
                                               -----------       -----------
December 31, 1995:
Amax Gold Inc. common stock held in
  Common Stock Fund (208,499 shares)/(a)/      $ 1,334,709       $ 1,511,615
Participant loans/(a)/                             646,077           646,077
Prime Reserve Fund (12,811 units)                   12,811            12,811
New America Growth Fund (50,973 units)/(a)/      1,411,237         1,779,471
Capital Appreciation Fund (17,816 units)           234,994           243,545
Equity Index Fund (120,960 units)/(a)/           1,638,775         2,081,718
International Stock Fund (28,903 units)            348,260           353,490
Spectrum Income Fund (75,939 units)/(a)/           803,890           853,553
Stable Value Fund (5,436,186 units)/(a)/         5,436,186         5,436,186
                                                ----------        ----------
                                               $11,866,939       $12,918,466
                                                ==========        ==========

December 31, 1994:
Amax Gold Inc. common stock held in
  Common Stock Fund (122,017 shares)/(a)/      $   869,090       $   732,100
Participant loans/(a)/                             863,446           863,446
Prime Reserve Fund (8,201 units)                     8,201             8,201
New America Growth Fund (46,289 units)/(a)/      1,231,635         1,176,666
Capital Appreciation Fund (7,451 units)             94,220            90,154
Equity Index Fund (130,197 units)/(a)/           1,686,293         1,704,275
International Stock Fund (20,341 units)            246,312           230,262
Spectrum Income Fund (82,306 units)/(a)/           866,882           832,116
Stable Value Fund (5,419,610 units)/(a)/         5,419,610         5,419,610
                                                ----------        ----------
                                               $11,285,689       $11,056,830
                                                ==========        ==========


/(a)/ Individual investments representing 5 percent or more of net assets available for benefits as of December 31, 1995 and 1994.

4.     NET REALIZED GAINS (LOSSES) ON INVESTMENTS

Net realized gains (losses) from investment transactions were as follows:

                                                                  Capital
                                      Common     New America   Appreciation
                                    Stock Fund   Growth Fund       Fund
                                    ----------   -----------   ------------

1995  Proceeds                      $ 230,889     $ 244,107      $ 33,193
      Cost                            252,929       215,080        31,582
                                     --------      --------       -------
      Net gain (loss)               $ (22,040)    $  29,027      $  1,611
                                     ========      ========       =======


                                      Equity    International    Spectrum
                                    Index Fund    Stock Fund    Income Fund
                                    ----------  -------------   -----------

1995  Proceeds                      $ 131,019     $ 592,924      $ 254,826
      Cost                            134,449       518,186        250,107
                                     --------      --------       --------
      Net gain (loss)               $  (3,430)    $  74,738      $   4,719
                                     ========      ========       ========

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS



5.  UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

Net unrealized appreciation (depreciation) of investments amounted to $1,051,527 and $(228,859) at December 31, 1995 and 1994, respectively. The change in net unrealized appreciation/depreciation resulted in a Plan gain of $1,280,386 in 1995.

6.  TAX STATUS

Amax Gold has requested an IRS determination letter as to the qualified status of the Plan. As of June 1996, an IRS determination letter has not been received. Management of the Company is of the opinion that the Plan fulfills the requirements of a qualified plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

7.  PLAN AMENDMENT

On May 5, 1995, the Company entered into an agreement with its affiliate, Cyprus Amax. This agreement, which has an effective date of March 1, 1994, states that both the Plan and the Cyprus Amax Minerals Company Savings Plan and Trust will recognize the service of an employee transferred from the other company for purposes of eligibility, vesting and entitlement to share in Company contributions.

8.  SUBSEQUENT EVENTS

Effective April 1, 1996, the Capital Appreciation Fund and the New America Growth Fund were eliminated as investment options under the Plan. As of that date, the following new investment options became available to Participants under the Plan: the Equity Income Fund, the New Horizons Fund, the Spectrum Growth Fund and the Science and Technology Fund. As of May 1, 1996 Participant contributions directed to the Capital Appreciation Fund are invested in the Equity Income Fund while Participant contributions directed to the New America Growth Fund are invested in the New Horizons Fund. On November 1, 1996, the balances remaining in the Capital Appreciation Fund and the New America Growth Fund will be transferred to the Equity Income Fund and the New Horizons Fund, respectively.

9.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Gains (losses) on the sale of investments as reported in the statement of changes in net assets available for benefits with Fund Information have been determined on a participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. The benefits payable as of December 31, 1994 were $299,569 while as of December 31, 1995 there were no benefits payable due to timing of the distributions by the Trustee.

                                                            Schedule I

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                           ASSETS HELD FOR INVESTMENT
                               December 31, 1995



Party in                               Description            Historical         Current
Interest            Issuer            of Investment              Cost             Value
- --------            ------            -------------           ----------         -------

  Yes           Amax Gold Inc.        Amax Gold Inc.          $1,334,709      $1,511,615
                                       Common Stock
                                       No par value
                                      (208,499 shares)

  Yes           Participant Loans     Interest rate              646,077         646,077
                                      7.0% - 11.5%

  Yes           T. Rowe Price         Prime Reserve Fund          12,811          12,811
                                      (12,811 units)

  Yes           T. Rowe Price         New America Growth
                                       Fund (50,973 units)     1,411,237       1,779,471

  Yes           T. Rowe Price         Capital Appreciation
                                       Fund (17,816 units)       234,994         243,546

  Yes           T. Rowe Price         Equity Index Fund        1,638,775       2,081,719
                                      (120,960 units)

  Yes           T. Rowe Price         International Stock        348,260         353,490
                                       Fund (28,903 units)

  Yes           T. Rowe Price         Spectrum Income            803,890         853,553
                                       Fund (75,939 units)

  Yes           T. Rowe Price         Stable Value Fund        5,436,186       5,436,186
                                      (5,436,186 units)

                                                            Schedule II

        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES TRANSACTIONS IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
                               December 31, 1995

                                                                                  Current Value
                                                                     Total         of Asset on          Net
                                      Purchase        Selling       Cost of        Transaction      Gain/(Loss)
Description of Assets                   Price          Price         Asset            Date           on Sales
- ---------------------                 ---------     ----------     ----------     ------------      ----------

Amax Gold Common Stock               $  703,895     $        -     $  703,895       $  703,895      $        -
Amax Gold Common Stock                        -        216,235        238,587          216,235         (22,352)
T. Rowe Price New America Growth        378,080              -        378,080          378,080               -
T. Rowe Price New America Growth              -        227,506        201,383          227,506          26,123
T. Rowe Price Equity Index Fund         421,118              -        421,118          421,118               -
T. Rowe Price Equity Index Fund               -        543,373        473,733          543,373          69,640
T. Rowe Price Stable Value Fund       1,154,007              -      1,154,007        1,154,007               -
T. Rowe Price Stable Value Fund               -      1,137,431      1,137,431        1,137,431               -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  THRIFT PLAN FOR EMPLOYEES OF
                                  AMAX GOLD INC. AND ITS SUBSIDIARIES



                                  By /s/ David L. Mueller
                                     ------------------------------------------
                                     David L. Mueller
                                     Vice President and Controller
                                     Amax Gold Inc.





Dated:  June 26, 1996